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                                                                       EXHIBIT D

                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                         HUGHES ELECTRONICS CORPORATION

          The undersigned, [name of officer], certifies that [he / she] is the [title of officer] of Hughes Electronics Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), and does hereby further certify as follows:

     (1)  The name of the Corporation is Hughes Electronics Corporation.

     (2) Hughes Electronics Corporation was originally incorporated under the name Microwave Associates Gaithersburg, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 17, 1977.

     (3) This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

     (4) This Amended and Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended or supplemented.

     (5) The text of the Amended and Restated Certificate of Incorporation of the Corporation as amended hereby is restated to read in its entirety as follows:

                                   ARTICLE I

     The name of this corporation (hereinafter called the "Corporation") is:

                         Hughes Electronics Corporation

                                   ARTICLE II

     The purpose or purposes of this Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

                                  ARTICLE III

     The name and address of the Corporation's registered agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware.

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                                   ARTICLE IV

                                  Capital Stock

SECTION 1. Authorized Stock; No Pre-emptive Rights.

     The total number of shares of capital stock that this Corporation shall have authority to issue is [________] (________) consisting of (i) [________] (________) shares of Common Stock, $0.01 par value per share ("Common Stock") and [________] (________) shares of Class B Common Stock, $0.01 par value per share ("Class B Common Stock" and, together with the Common Stock, the "Hughes Common Stock"), (ii) [________] (________) shares of excess stock, $0.01 par value per share (the "Excess Stock") and (iii) [________] (________) shares of preferred stock, $0.01 par value per share (the "Preferred Stock")./1/

     The powers, preferences and rights and the qualifications, limitations and restrictions in respect of the shares of each class are set forth in the following sections.

SECTION 2. Preferred Stock.

     The Preferred Stock may be issued from time to time in one or more series.

     The Board of Directors is hereby expressly authorized, to the fullest extent permitted by law, to provide, by resolution or resolutions, for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares constituting each such series and the designation of such series, the voting powers (if any) of the shares of such series, and the relative rights, powers, privileges, preferences and limitations of the shares of such series as shall be stated and expressed in such Preferred Stock Designation, including, without limitation, the authority to provide that any such series may be (i) subject to redemption at such time or times and at such price or prices as are set forth in the Preferred Stock Designation; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series as are set forth in the Preferred Stock Designation; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation as are set forth in the Preferred Stock Designation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments as are set forth in the Preferred Stock Designation.

     Shares of Preferred Stock, regardless of series, that are converted into other securities or other consideration or otherwise acquired by the Corporation shall be retired and canceled and the Corporation shall take all such actions as are necessary to cause such shares to have the status

-------------------
/1/ Authorized shares to be filled in prior to Closing based upon expected number of shares to be issued in the Split-Off, to be sold to Purchaser and to be issued in the Merger, plus such number of additional shares as the parties shall determine.

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of authorized but unissued shares of Preferred Stock, without designation as to series, and the Corporation shall have the right to reissue such shares.

SECTION 3. Common Stock.

A.   Voting Rights.

     Subject to applicable law and the rights of any outstanding series of Preferred Stock to vote as a separate class or series, each share of Hughes Common Stock shall entitle the holder thereof to one (1) vote upon all matters upon which stockholders shall have the right to vote.

B.   Dividends and Distributions.

     Subject to the preferential and other dividend rights of any outstanding series of Preferred Stock, holders of Hughes Common Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

C.   Conversion.

     Immediately after the Merger Effective Time each share of Class B Common Stock outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of Common Stock.

SECTION 4. Excess Stock.

A. (1) For purposes of (x) protecting the Corporation and its stockholders (i) from potential adverse tax effects that could result for U.S. income tax purposes from certain changes in ownership of shares of Equity Stock in light of the Corporation's participation in the Split-Off and the Merger and related transactions, and (ii) from the potential adverse impact of a third party seeking to acquire control of the Corporation at a lower price than should be available to the Corporation and its stockholders during the short period of time when the Corporation's largest stockholder may be prohibited or substantially delayed in its ability to acquire additional Equity Stock of the Corporation and hence be in a position to provide greater consideration to the Corporation and its stockholders or to cause any third party to offer greater consideration than would otherwise be the case, and (y) inducing The News Corporation Limited, an Australia corporation (the "Purchaser") to enter into the Stock Purchase Agreement and the Merger Agreement (as defined in the Stock Purchase Agreement) and to consummate the transactions contemplated thereby, the provisions of this Section 4 shall apply.

          (2) Prohibited Transfers. If, notwithstanding any other provisions contained herein, at any time during the Prohibition Period, there is a purported Transfer or Non-Transfer Event such that:

               (a) any Initial Stockholder or any Tax-Related Party otherwise would be treated as acquiring shares of Equity Stock, directly or indirectly (as determined by

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reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any final or temporary Treasury regulations promulgated thereunder); or

               (b) any other Person otherwise would be treated as acquiring shares of Equity Stock, directly or indirectly (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any final or temporary Treasury regulations promulgated thereunder), other than shares of Equity Stock that would not be considered, for purposes of Section 335(e) of the Code, to be part of a plan that includes the Split-Off solely by reason of the application of Safe Harbor V (the so-called "public trading safe harbor") set forth in Treasury Regulation Section 1.355-7T(d)(5) (as in effect on the date hereof and applied without regard to whether the transferor is a 10% shareholder of the Corporation or a controlling shareholder of the Corporation, each as defined for purposes of Section 355(e) of the Code) to such acquisition, then (i) except as otherwise provided in
Section 4.A(4) of this Article, the Purported Record Transferee (and the Purported Beneficial Transferee, if different) shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Equity Stock purportedly Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in such shares of Equity Stock, (ii) such number of shares (rounded up to the nearest whole share) of Equity Stock shall be automatically converted into an equal number of shares of Excess Stock and transferred to a Trust in accordance with Section 4.D of this Article and (iii) such Purported Record Transferee (and such Purported Beneficial Transferee, if different) or, in the case of a Non-Transfer Event, the Person who, immediately prior to such automatic conversion, was the holder of record title to the shares of Equity Stock automatically converted, shall submit the certificates representing such number of shares of Equity Stock to the Corporation, accompanied by all requisite and duly executed assignments of Transfer thereof, for registration in the name of the Trustee (as hereinafter defined) of the Trust. Such conversion into Excess Stock and Transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so converted may be submitted to the Corporation at a later date. For purposes of this Section 4 of Article IV, the number of shares of Equity Stock treated as acquired in the case of a Non-Transfer Event shall be equal to the number of shares which cause or result in an increase in the percentage of a Person's Beneficial Ownership of the outstanding shares of Equity Stock.

          (3) Conversion to Excess Stock. Upon the occurrence of such a conversion of shares of Equity Stock into an equal number of shares of Excess Stock, such shares of Equity Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the Corporation or any other Person, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of Equity Stock from which such Excess Stock was converted and may thereafter be reissued by the Corporation as that particular class or series of Equity Stock.

          (4) Waiver of Restrictions. (i) The Board of Directors (or in the case of an acquisition described in Section 4.A(2)(a) of this Article, the audit committee thereof) may, in its sole discretion, waive the restrictions set forth in Section 4.A(2) of this Article with respect to a particular Transfer of shares of Equity Stock or a particular Non-Transfer Event in the event of an inadvertent violation of the provisions thereof by any Person, so long as such waiver is

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conditioned upon such Person promptly disposing (and such Person does in fact promptly dispose) of a sufficient number of shares of Equity Stock such that any such violation ceases to exist.

          (i) Certain Exceptions. Notwithstanding Section 4.A(2) of this Article, (i) any Person shall be permitted to acquire ownership of shares of Equity Stock directly from (x) any Initial Stockholder or (y) the Corporation in the case of (1) shares issued upon the exercise of employee compensatory stock options, (2) shares issued in public financings and (3) shares issued in connection with the acquisition of stock or assets of a third party; provided, that (A) the aggregate number of shares of Equity Stock issued pursuant to clauses (2) and (3) hereof does not exceed 10% of the then outstanding shares of Equity Stock, and (B) no Person or its Affiliates (as such term is defined in the Stock Purchase Agreement) as a result of issuances pursuant to clauses (2) and (3) hereof acquires more than 5% of the then outstanding shares of Equity Stock and (ii) any retirement plan maintained by General Motors Corporation or any GM Affiliate or by the Corporation or any Hughes Affiliate for their respective employees that is qualified under Section 401(a) or 403(a) of the Code shall be permitted to acquire shares of Equity Stock.

B. Remedies for Breach. If the Corporation, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of
Section 4A of this Article or that a Person intends to acquire or has attempted to acquire, directly or indirectly, any shares of Equity Stock in violation of
Section 4.A of this Article, the Corporation shall, and shall cause its agents to, take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the stock transfer books of the Corporation or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the automatic conversion of shares of Equity Stock into Excess Stock and their Transfer to a Trust in accordance with
Section 4.D of this Article.

C. Notice of Restricted Transfer. Any Person who acquires or attempts to acquire shares of Equity Stock in violation of Section 4.A of this Article, or any Person who owns shares of Equity Stock that were converted into shares of Excess Stock and transferred to a Trust pursuant to Section 4.D of this Article, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event on the tax-free status of the Split-Off. In the event that a Person determines that Equity Stock has been acquired in violation of Section 4.A of this Article, such Person shall immediately give written notice to the Corporation of such acquisition and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, on such acquisition on the tax-free status of the Split-Off.

D. Transfer in Trust. Upon the Split-Off Effective Time, the Corporation shall create, or cause to be created, a Trust, and the audit committee of the Board of Directors shall designate a Trustee. Upon any purported Transfer or Non-Transfer Event that results in Excess Stock pursuant to Section 4.A of this Article, (i) the Corporation shall name a Beneficiary of the Trust and (ii) such Excess Stock shall be automatically transferred to such Trust to be held for the exclusive benefit of the Beneficiary. Any conversion of shares of Equity Stock into shares of

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Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event that results in the conversion. Shares of Excess Stock so held in trust shall be issued and outstanding shares of stock of the Corporation.

E. Dividend Rights. Each share of Excess Stock shall be entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the Board of Directors of the Corporation with respect to each share of Equity Stock which was converted into such Excess Stock. The Trustee, as record holder of the shares of Excess Stock, shall be entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner with respect to such shares of Excess Stock shall repay to the Trust the amount of any dividends or distributions received by it (i) that are attributable to any shares of Equity Stock that have been converted into shares of Excess Stock and (ii) the record date of which was on or after the date that such shares were converted into shares of Excess Stock. The Corporation shall take all measures that it determines are reasonably necessary to recover the amount of any such dividend or distribution paid to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Equity Stock purportedly Beneficially Owned by the Person who, but for the provisions of this Article, would Beneficially Own the shares of Equity Stock that were converted into shares of Excess Stock; and, as soon as reasonably practicable following the Corporation's receipt or withholding thereof, shall pay over to the Trust for the benefit of the Beneficiary the dividends so received or withheld, as the case may be.

F. Liquidation of the Corporation. In the event of any voluntary or involuntary liquidation of, or winding up of, or any distribution of the assets of, the Corporation, each holder of shares of Excess Stock shall be entitled to receive, ratably with each other holder of shares of the same class and series of Equity Stock which was converted into such Excess Stock, that portion of the assets of the Corporation that is available for distribution to the holders of the same class and series of Equity Stock which was converted into such Excess Stock. The Trust shall distribute to the Prohibited Owner the amounts received upon such liquidation, dissolution, or winding up, or distribution; provided, however, that the Prohibited Owner shall not be entitled to receive amounts in excess of, in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of such shares of Equity Stock into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of shares of Equity Stock which were so converted into Excess Stock, and, in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of the shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of shares of Equity Stock which were so converted into Excess Stock. Any remaining amount in such Trust shall be distributed to the Beneficiary.

G. Voting Rights. Each share of Excess Stock shall entitle the holder to no voting rights other than those class voting rights required to be afforded to holders of a class of capital stock under Delaware law. The Trustee, as record holder of the Excess Stock, shall be entitled to vote all shares of Excess Stock. Any vote by a Prohibited Owner as a purported holder of shares of Equity Stock prior to the discovery by the Corporation that such shares of Equity Stock have been converted into shares of Excess Stock shall, subject to applicable law, be rescinded and shall be void ab initio with respect to such shares of Excess Stock.

H. Restrictions on Transfer; Sale of Excess Stock. (a) As soon as practicable after the Trustee acquires Excess Stock and complies with the last sentence of this Section 4.H(a), but in an orderly fashion so as not to materially adversely affect the trading price of the same class and series of Equity Stock from which such Excess Stock was converted, the Trustee shall designate one or more Persons as Permitted Transferees and sell to such Permitted Transferees any shares of Excess Stock held by the Trustee; provided, however, that (i) any Permitted Transferee so designated purchases for cash (whether in a public or private sale) the shares of Excess Stock and (ii) any Permitted Transferee so designated may acquire the shares of the same class and series of Equity Stock from which such Excess Stock was converted without violating any of the restrictions set forth in Section 4.A of this Article and without such acquisition resulting in the conversion of such shares of Equity Stock into shares of Excess Stock and the Transfer of such shares to a Trust pursuant to Sections 4.A and 4.D of this Article. Subject to the foregoing, the Trustee shall have the exclusive and absolute right to designate Permitted Transferees of any and all shares of Excess Stock. Prior to any Transfer by the Trustee of shares of Excess Stock to a Permitted Transferee, the Trustee shall give not less than five Trading Days prior written notice to the Corporation of such intended Transfer and the Corporation must have waived in writing its purchase rights under Section 4.J of this Article if such intended Transfer would occur during the 30-day period referred to therein.

          (b) Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this Section 4.H, the Trustee shall cause to be Transferred to the Permitted Transferee shares of Excess Stock acquired by the Trustee pursuant to Section 4.G of this Article. Upon such Transfer of shares of Excess Stock to the Permitted Transferee, such shares of Excess Stock shall be automatically converted into an equal number of shares of Equity Stock of the same class and series from which such Excess Stock was converted. Upon the occurrence of such a conversion of shares of Excess Stock into an equal number of shares of Equity Stock, such shares of Excess Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the Corporation, and shall thereupon be restored to the status of authorized but unissued shares of Excess Stock and may be reissued by the Corporation as Excess Stock. The Trustee shall (i) cause to be recorded on the stock transfer books of the Corporation that the Permitted Transferee is the holder of record of such number of shares of Equity Stock, and (ii) distribute to the Beneficiary any and all amounts held with respect to such shares of Excess Stock after making payment to the Prohibited Owner pursuant to Section 4.I of this Article.

          (c) If the Transfer of shares of Excess Stock to a purported Permitted Transferee would or does violate any of the transfer restrictions set forth in Section 4.A of this Article, such Transfer shall be void ab initio as to that number of shares of Excess Stock that cause the violation of any such restriction when such shares are converted into shares of Equity Stock (as described in Section 4.H(b) above) and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such shares of Excess Stock or Equity Stock. Such shares of Equity Stock shall be automatically converted into Excess Stock

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and transferred to the Trust from which they were originally Transferred. Such conversion and transfer to the Trust shall be effective as of the close of trading on the Trading Day prior to the date of the Transfer to the purported Permitted Transferee and the provisions of this Article shall apply to such shares, including, without limitation, the provisions of Sections 4.H through 4.J with respect to any future transfer of such shares by the Trust.

I. Payments to Prohibited Owner. Any Prohibited Owner shall be entitled (following acquisition of the shares of Excess Stock and subsequent designation of and sale of Excess Stock to a Permitted Transferee in accordance with Section 4.H of this Article or following the acceptance of the offer to purchase such shares in accordance with Section 4.J of this Article) to receive from the Trustee following the sale or other disposition of such shares of Excess Stock the lesser of (a)(i) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of such shares of Equity Stock which were so converted into Excess Stock and (ii) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of such shares of Equity Stock which were so converted into Excess Stock or (b) the proceeds received by the Trustee from the sale or other disposition of such shares of Excess Stock in accordance with
Section 4.H or Section 4.J of this Article. Any amounts received by the Trustee in respect of such shares of Excess Stock which are in excess of such amounts to be paid to the Prohibited Owner pursuant to this Section 4.I shall be distributed to the Beneficiary in accordance with the provisions of Section 4.H of this Article. The Trustee and the Trust shall not be liable for, and each Beneficiary and Prohibited Owner shall be deemed to have irrevocably waived, any claim by a Beneficiary or Prohibited Owner arising out of the disposition of shares of Excess Stock, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this
Section 4 of this Article by, such Trustee.

J. Purchase Right in Stock Transferred to Trustee. Shares of Excess Stock shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the price per share in the transaction that created such shares of Excess Stock (or, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares (e.g., if the shares were received through a gift or devise), the Market Price on the date of such Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares). The Corporation shall have the right to accept such offer for a period of 30 days following the later of (x) the date of the Non-Transfer Event or purported Transfer which results in such shares of Excess Stock or (y) the date the Board of Directors of the Corporation first determined that a Transfer or Non-Transfer Event resulting in shares in Excess Stock has occurred, if the Corporation does not receive a notice of such Transfer or Non-Transfer Event pursuant to Section 4.C of this Article.

K. Remedies Not Limited; Interpretations. Nothing contained in this Article shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to

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protect the Corporation and the interests of its stockholders from potential adverse tax effects that could result from certain changes in ownership of shares of Equity Stock. Notwithstanding anything herein to the contrary, the Board of Directors shall have the power and authority to administer the provisions of Section 4 of this Article IV and to make all interpretations and determinations with respect thereto which, if made in good faith, and absent manifest error, shall be conclusive and binding.

L. Legend. Each certificate for shares of Equity Stock (if and to the extent certificated) shall bear the following or a similar legend:

          "The shares of Hughes Electronics Corporation (the "Corporation") represented by this certificate are subject to restrictions set forth in the Corporation's Certificate of Incorporation, including restrictions based upon a holder's ownership of shares of Equity Stock, and to automatic conversion upon the occurrence of certain events, all as set forth herein. Capitalized terms used herein and not defined herein are defined in the Corporation's Certificate of Incorporation.

          The Corporation will furnish without charge, to each stockholder who so requests, a copy of the relevant provisions of the Corporation's Certificate of Incorporation, which set forth the limitations and restrictions on ownership of Equity Stock. Any such request may be addressed to the Secretary of the Corporation or to the transfer agent named on the face hereof."

M. Severability. Each provision of this Article shall be severable and an adverse judicial determination as to any such provision or a judicial modification of such provision shall in no way affect the validity of any other provisions.

N. Definitions. As used in these Articles, the following terms shall have the meanings set forth below:

          "Beneficial Ownership" shall mean beneficial ownership for U.S. federal income tax purposes. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

          "Beneficiary" shall mean, with respect to any Trust, one or more organizations described in each of Section 170(b)(l)(A) (other than clauses
(vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of Section 4.D of this Article.

          "Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto.

          "Equity Stock" shall mean any and all shares, interests, participation rights or other equivalents (however designated, whether voting or nonvoting) of capital stock, membership interests or equivalent ownership interests in or issued by the Corporation; it being understood that Equity Stock shall include shares of Common Stock of the Corporation.

          "GM Affiliate" shall have the meaning ascribed to such term in the Separation Agreement.

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          "Hughes Affiliate" shall have the meaning ascribed to such term in the
Separation Agreement.

          "Initial Stockholder" shall mean (i) Purchaser, an Australia corporation, or (ii) any Qualified Subsidiary (as defined in the Stock Purchase Agreement) of Purchaser that acquires any shares of capital stock of the Corporation pursuant to the Stock Purchase Agreement or the Merger Agreement (as defined in the Stock Purchase Agreement) or that acquires any shares of capital stock of Hughes Electronics Corporation from Purchaser or a Qualified Subsidiary of Purchaser.

          "Market Price" of Equity Stock (or Excess Stock) means, on any date of determination:

          (i) if, at the date of determination, the security is listed on a national securities exchange in the United States or is reported on the NASDAQ-National Market System, then the Market Price shall be deemed to be the Volume Weighted Average Trading Price if the security is listed on the New York Stock Exchange and, if not so listed, shall be deemed to be the Volume Weighted Average Trading Price of the daily sales prices as reported on such national securities exchange other than the New York Stock Exchange or on the NASDAQ-National Market System, as applicable, in each case for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination.

          (ii) if, at the date of determination, the security is not so listed or reported, but a "regular, active public market" exists for such security (as determined in the good faith, sole discretion of the Board of Directors, whose decision shall be conclusive and binding), then the Market Price shall be deemed to be the Volume Weighted Average Trading Price of the daily bid and ask quotations in the over-the-counter market for the security for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination. For purposes of the foregoing, a market in which trading is sporadic and the ask quotations generally exceed the bid quotations by more than 15% shall not be deemed to be a "regular, active public market."

          (iii)  if, at the date of determination, neither clause (i) nor clause
     (ii) of this definition applies, then the Market Price shall be deemed to be the fair market value of the security as determined in the good faith, sole discretion of the Board of Directors, whose determination shall be conclusive and binding.

          "Merger" shall have the meaning set forth in the Separation Agreement.

          "Non-Transfer Event" shall mean an event (other than a purported Transfer) that would cause or result in an increase in the percentage of any Person's Beneficial Ownership of the outstanding shares of Equity Stock, provided that the consummation of the transactions specifically contemplated by the Transaction Agreements (and the receipt of Equity Stock in connection therewith) shall not result in or constitute a "Non-Transfer Event."

          "Permitted Transferees" shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section 4.H of Article IV.

     "Person" shall mean (a) an individual or any corporation, partnership, limited liability company, estate, trust, association, private foundation, joint stock company or any other entity, (b) a "group" as the term is used for purposes of Section 13(d)(3) of the Exchange Act; but shall not include an underwriter that participates in a public offering of stock (including Equity Stock) for a period of 90 days following purchase by such underwriter of such stock, and (c) a "person" as such term is used in Section 355(e) of the Code.

     "Prohibited Owner" shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Equity Stock by the provisions of Section 4.A of Article IV.

     "Prohibited Party" shall mean, collectively, (x) any Person that engaged in substantial negotiations, as defined for purposes of Section 355(e) of the Code, with General Motors Corporation or the Corporation regarding an acquisition of GM Class H common stock or Equity Stock during the two (2) year period preceding the Split-Off and (y) (i) any Person from whom ownership of Equity Stock would be attributed to the Person described in clause (x) hereof for purposes of
Section 355(e) of the Code and (ii) any member of a "coordinating group" as defined in Treasury Regulation Section 1.355-7T(h)(4) (or any successor thereto) that includes the Person described in clause (x) hereof (or any Person from whom ownership of Equity Stock would be attributed to such member for purposes of
Section 355(e) of the Code); provided, however, that the term "Prohibited Party" shall not include an Initial Stockholder or a Subsidiary of an Initial Stockholder.

     "Prohibition Period" shall mean the period beginning at the Split-Off Effective Time and ending on the day after the date that is one year after the date of the Split-Off Effective Time; provided that if, prior to the day after the date that is one year after the date of the Split-Off Effective Time, a Prohibited Party enters into an agreement, understanding, arrangement or negotiations (collectively, an "Agreement") which contemplates a transaction which, if consummated prior to such date, would constitute a Transfer or Non-Transfer Event subject to the restrictions imposed by Section 4.A of Article IV, then with respect to such Prohibited Party only, the Prohibition Period shall be extended until the later to occur of one day after (i) the date that is two (2) years after the date of the Split-Off Effective Time, and (ii) the date which is six (6) months after the date such transaction is consummated or such Agreement is terminated, as the case may be.

     "Purported Beneficial Transferee" shall mean, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic conversion of such shares into Excess Stock, the purported transferee of Beneficial Ownership of such shares if such purported Transfer had not been prohibited by Section 4.A of Article IV.

     "Purported Record Transferee" shall mean, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic conversion of such shares into Excess Stock, the purported record transferee of such shares if such purported Transfer had not been prohibited by
Section 4.A of Article IV.

     "Restricted Hughes Stock" shall mean capital stock of the Corporation received by any Initial Stockholder or Tax-Related Party in exchange for shares of GM Class H Common

Stock, par value $0.10 per share, or any other shares of General Motors Corporation capital stock, in each case acquired after March 20, 2003.

     "Separation Agreement" shall mean the Separation Agreement by and between General Motors Corporation and the Corporation dated as of April 9, 2003, as in effect on the date hereof.

     "Split-Off" shall have the meaning set forth in the Separation Agreement.

     "Split-Off Effective Time" shall have the meaning set forth in the Separation Agreement.

     "Stock Purchase Agreement" shall mean the Stock Purchase Agreement by and among The News Corporation Limited, the Corporation and General Motors Corporation dated as of April 9, 2003, as in effect on the date hereof.

     "Subsidiary" shall have the meaning set forth in the Stock Purchase Agreement.

     "Tax-Related Party" shall mean (i) any Person from whom ownership of Equity Stock would be attributed to any Initial Stockholder for purposes of Section 355(e) of the Code and (ii) any member of a "coordinating group" as defined in Treasury Regulation Section 1.355-7T(h)(4) (or any successor thereto) that includes any Initial Stockholder (or any Person from whom ownership of Equity Stock would be attributed to such member for purposes of Section 355(e) of the
Code).

     "Trading Day" shall mean 9:30 a.m. through 4:00 p.m., Eastern Time, of any day on which the principal national securities exchange on which any of the shares of Equity Stock are listed or admitted to trading is open for the transaction of business or, if none of the shares of Equity Stock are listed or admitted to trading on any national securities exchange, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Transaction Agreements" shall have the meaning set forth in the Stock Purchase Agreement.

     "Transfer" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of Beneficial Ownership of Equity Stock, whether voluntary or involuntary and whether by operation of law or otherwise; provided that the consummation of the transactions specifically contemplated by the Transaction Agreements (and the receipt of Equity Stock in connection therewith) shall not result in or constitute a "Transfer"; provided, however, that, notwithstanding the immediately proceeding proviso, the receipt of Equity Stock in exchange for Restricted Hughes Stock in the Merger shall be a "Transfer". "Transfer" (as a verb) shall have the correlative meaning.

     "Trust" shall mean any separate trust created and administered in accordance with the terms of Section 4 of Article IV, for the exclusive benefit of any Beneficiary.

     "Trustee" shall mean any Person, unaffiliated with both the Corporation and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Shares that would have been owned of record by the Prohibited Owner), designated by the audit committee of the Board of Directors to act as trustee of any Trust, or any successor trustee thereof.

     "Volume Weighted Average Trading Price" means, with respect to any Trading Day, the weighted average of the reported per share prices at which transactions in the relevant Equity Stock are executed on the New York Stock Exchange during such Trading Day (weighted based on the number of shares of the relevant Equity Stock traded), as such weighted average price appears on the Bloomberg screen "Volume at Price" page for such Equity Stock.

                                    ARTICLE V

                               Board of Directors

SECTION 1. Number; Series; Terms.

     Except as otherwise fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, the number of directors of the Corporation shall be determined in accordance with the By-Laws of the Corporation. In addition, from and after the Merger Effective Time (as defined in the Agreement and Plan of Merger, dated as of April 9, 2003, by and among the Corporation, The News Corporation Limited and GMH Merger Sub, Inc. (the "Merger Agreement")), the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The directors as of the Merger Effective Time and those directors elected or appointed by the Board of Directors so as to take office in accordance with Exhibit A to the Merger Agreement (or otherwise agreed upon in writing by and among the parties to the Merger Agreement) not later than immediately following the Merger Effective Time shall be designated into classes as set forth on Exhibit A to the Merger Agreement. The term of the initial Class I directors shall terminate on the date of the 2004/2/ annual meeting; the term of the initial Class II directors shall terminate on the date of the 2005 annual meeting; and the term of the initial Class III directors shall terminate on the date of the 2006 annual meeting. At each succeeding annual meeting of stockholders beginning in 2004, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office in accordance with Section 2 of this Article V, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

------------
/2/ In the event that the Closing (as defined in the Stock Purchase Agreement) does not occur prior to the 2004 annual meeting, the references to 2004 shall be changed to 2005, 2005 to 2006 and 2006 to 2007.

SECTION 2. Vacancies.

     Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, any vacancy on the Board of Directors of the Corporation resulting from death, resignation, retirement, disqualification, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of stockholders shall be filled only in the manner provided in the By-Laws of the Corporation or, if not so provided for therein, by the affirmative vote of (i) a majority of all the directors then in office, even if less than a quorum, (ii) a duly appointed committee of the Board of Directors, or (iii) in such other manner as may be determined by the Board of Directors, but in any event not by the stockholders. Any director so chosen shall hold office until the next meeting of stockholders held for the election of directors, with such director's replacement to be nominated for election at such meeting. Such director's replacement who is elected at such meeting shall serve for the remainder of the full term of the director or, from and after the Merger Effective Time, the class of directors in which the vacancy occurred or the new directorship was created and until a successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office in accordance with this Certificate of Incorporation or any applicable law or pursuant to an order of a court. If there are no directors in office, then an election of directors may be held in the manner provided by the By-Laws of the Corporation or, if not so provided for therein, by applicable law. Notwithstanding the preceding two sentences, in the event any directors are elected or appointed (including to fill vacancies resulting from any amendment to the By-Laws of the Corporation) by the Board of Directors so as to take office not later than immediately following the Merger Effective Time in accordance with Exhibit A to the Merger Agreement (or otherwise agreed upon by and among the parties to the Merger Agreement), such directors shall hold office until the annual meeting for the year in which his or her term, based upon the class to which such director is appointed, expires and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office in accordance with this Certificate of Incorporation or any applicable law or pursuant to an order of a court.

SECTION 3. Notice.

     Advance notice of nominations for the election of directors and business to be transacted at any stockholders meeting shall be given in the manner and to the extent provided in the By-Laws of the Corporation.

SECTION 4. Removal.

     Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock and except for the automatic removal of a director from office upon such director ceasing to meet any required qualifications for directors contained in the By-Laws of the Corporation, no director may be removed from office without cause and without the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote for the election of directors, voting together as a single class.

SECTION 5. Independent Directors; Related Party Transactions.

     Except as provided for in Section 6 of this Article V, the Board of Directors shall consist of at least a majority of independent directors (as "independent director" may be defined from time to time in the By-Laws of the Corporation).

     Except as provided for in Section 6 of this Article V, from and after the Merger Effective Time, (i) the audit committee of the Board of Directors shall be comprised solely of independent directors who also satisfy such other standard for service as may be set forth from time to time in the By-laws of the Corporation, (ii) each of the nominating/corporate governance committee and the compensation committee of the Board of Directors shall be comprised solely of independent directors, and (iii) related party transactions (as "related party transactions" may be determined from time to time by the audit committee of the Corporation) between the Corporation and certain parties shall be subject to approval by the audit committee of the Board of Directors.

SECTION 6. Standstill

     Neither any member of the Purchaser Group nor any Purchaser Successor shall enter into any transaction or series of transactions as a result of which the members of the Purchaser Group, together with all Purchaser Successors, collectively would have beneficial ownership (as such term is defined in Section 13(d) of the Exchange Act) in the aggregate of 50% or more of the outstanding voting securities of the Corporation, unless:

          (i) in connection therewith, such member of the Purchaser Group or Purchaser Successor commences a tender or exchange offer for all of the outstanding voting securities of the Corporation (at a price at least equal to the market price thereof immediately prior to the earlier of the public announcement or commencement thereof) or acquires, or enters into an agreement to acquire, all of such voting securities pursuant to a merger or other business combination transaction with the Corporation (it being understood that the prohibitions set forth in the first sentence of this
     Section 6 of this Article V shall not apply (A) to any such offer, merger or transaction or (B) from and after the consummation of such offer, merger or transaction if, but only if, as a result of the consummation thereof the members of the Purchaser Group, together with any Purchaser Successor, have beneficial ownership in the aggregate of 50% or more of the outstanding voting securities of the Corporation);

          (ii) such transaction or series of transactions is approved by an affirmative vote of a majority of the "independent directors" of the Board of Directors of the Corporation; or

          (iii) a party that is not an Affiliate (as defined in the Stock Purchase Agreement) of any member of the Purchaser Group or of any Purchaser Successor acquires (and continues to hold), or has announced its intention (and is currently seeking) to acquire, through any transaction or series of transactions, including through any tender or exchange offer, beneficial ownership in the aggregate of 25% or more of the outstanding voting securities of the Corporation or has announced its intention (and is currently seeking) to effect a merger or other business combination transaction with the Corporation as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the surviving corporation of the merger or business combination, which merger or other business combination has been approved by the Board of Directors of the Corporation; provided, however, in the event that any member of the Purchaser Group or any Purchaser Successor makes any such acquisition pursuant to the exception provided in this clause (iii) then, unless such acquisition was also in accordance with clause (i) or (ii) above or unless either of the following paragraphs is also applicable, a majority of the Board of Directors of the Corporation shall continue to consist of "independent directors".

The requirements set forth in Section 5 and Section 6 of this Article V shall cease to apply from and after the first to occur of (x) such time as a majority of the independent directors so determines, (y) the acquisition of beneficial ownership of 50% or more of the outstanding voting securities of the Corporation under the circumstances described in clauses (i) or (ii) above or (z) the members of the Purchaser Group and the Purchaser Successors acquire aggregate beneficial ownership of 80% or more of the outstanding voting securities of the Corporation.

In addition, the requirements set forth in Section 5 and Section 6 of this
Article V shall cease to apply from and after such time as any of the four persons specified on Exhibit A to the Merger Agreement in Column I thereto (the "Specified Directors") (or any successor thereto specified in writing to the nominating/corporate governance committee of the Board of Directors by a majority of the Specified Directors or their successors then in office) (1) is not, to the extent that the directors in the Class of such Specified Director are up for election at any annual or special meeting of stockholders, nominated by the nominating/corporate governance committee for election to the Board of Directors at such annual or special meeting of stockholders or (2) ceases to be a Director between stockholder meetings and the nominating/corporate governance committee of the Board of Directors fails to appoint as a Director to fill such vacancy a person that was specified in writing to such committee by a majority of the Specified Directors (or their successors) then in office, unless, at such time, (A) the Purchaser Group and the Purchaser Successors have beneficial ownership, in the aggregate, of less than 17% of the outstanding voting securities of the Corporation or (B) the Purchaser (together with any Qualified Subsidiary) has disposed of, in the aggregate, 25% or more of the securities of the Corporation acquired by the Purchaser and any Qualified Subsidiary pursuant to the Stock Sale and the Merger (giving effect to any anti-dilution adjustments).

Any calculation as to the beneficial ownership of the outstanding voting securities of any Person shall be determined in good faith by the Board of Directors of the Corporation.

As used in these Articles, the following terms shall have the meanings set forth below:

     "Purchaser Group" shall mean Purchaser, Subsidiaries of Purchaser or Purchaser Successors and (i) K. Rupert Murdoch and any executor, administrator, guardian, conservator or similar legal representative thereof, (ii) any member of the immediate family of K. Rupert Murdoch, (iii) Cruden Investments Pty. Limited, an Australian company, and any successor (by merger, consolidation, transfer of assets or otherwise) to all or substantially all of its business and assets, (iv) any settlement and trusts, and any entities which are controlled by settlements and trusts, set up for the benefit of K. Rupert Murdoch or members of his family (exclusively or also for the benefit of others) and (v) any Person acting as agent for Purchaser, any Subsidiary of Purchaser, any Purchaser Successor or any Person described in clauses (i) through (iv) hereof.

     "Purchaser Successor" shall mean any Person to whom any member of the Purchaser Group transfers (other than pursuant to open market transactions) more than 10% of the outstanding voting securities of the Corporation or any successor of any such Person.

                                   ARTICLE VI

                    Stockholder Action; No Cumulative Voting

SECTION 1. Meetings; Written Consent.

     Subject to any rights provided to the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation shall be effected (i) at a duly called annual or special meeting of stockholders of the Corporation, (ii) by written consent or consents setting forth the action so taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, or (iii) as otherwise may be permitted under the DGCL, as such law may be amended from time to time. Subject to any rights provided to the holders of any outstanding series of Preferred Stock to call special meetings of the holders of such series, special meetings of stockholders of the Corporation may be called as provided in the By-Laws of the Corporation. Notwithstanding the foregoing, whenever the holders of any one or more outstanding series of Preferred Stock shall have the right, voting separately by class or series, as applicable, to elect directors at an annual or special meeting of stockholders, the calling of special meetings of the holders of such class or series shall be governed by the terms of the applicable resolution or resolutions of the Board of Directors establishing such series of Preferred Stock pursuant to Article IV of this Certificate of Incorporation.

SECTION 2. No Cumulative Voting.

     Shares of capital stock of the Corporation shall not be entitled to cumulative voting.

                                  ARTICLE VII

                                     By-Laws

     Except as provided therein, the Board of Directors shall have the power to adopt, alter, amend or repeal the By-Laws of the Corporation. Except as provided for therein, the stockholders of the Corporation may adopt, amend or repeal the By-Laws of the Corporation but only by the affirmative vote of holders of at least a majority of the combined voting power of the then outstanding shares of capital stock of all classes and series of the Corporation entitled to vote generally on matters requiring the approval of stockholders, voting together as a single class.

                                  ARTICLE VIII

                                   Amendments

     The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this
Article VIII. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, Section 4 of Article IV, Sections 5 and 6 of
Article V and Article VIII of this Certificate of Incorporation shall not be amended, altered, changed or repealed and no provision inconsistent therewith shall be adopted without (x) the affirmative vote of at least a majority of the Directors, including at least a majority of independent directors (as such term is used in Section 5 of Article V hereof), then serving on the Board and (y) the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then outstanding shares entitled to vote generally on matters requiring approval of stockholders.

                                   ARTICLE IX

                    Indemnification; Limitation of Liability.

SECTION 1. Indemnification.

     The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Section 1 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

     The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Section 1 to directors and officers of the Corporation.

     The rights to indemnification and to the advance of expenses conferred in this Section 1 shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

     Any repeal or modification of this Section 1 by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

SECTION 2. Limited Liability.

     No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. For purposes of the prior sentence, the term "damages" shall, to the extent permitted by law, include without limitation, any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, without limitation, counsel fees and disbursements). Each person who serves as a director of the Corporation while this Section 2 is in effect shall be deemed to be doing so in reliance on the provisions of this Section 2, and neither the amendment or repeal of this
Section 2, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 2, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. The provisions of this Section 2 are cumulative and shall be in addition to and independent of any and all other limitations on or eliminations of the liabilities of directors of the Corporation, as such, whether such limitation or eliminations arise under or are created by any law, rule, regulation, by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

                                   ARTICLE X

                                  Miscellaneous

SECTION 1. Section 203 of the DGCL

     The Corporation hereby elects that it shall not be subject to Section 203 of the DGCL or any successor provision.

     IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this ___ day of____, 200__.



                                            HUGHES ELECTRONICS
                                            CORPORATION



                                            By:
                                               ---------------------------------
                                               Name:
                                               Title: